

Mail Stop 3030

May 3, 2017

Via E-mail
Giri Devanur
President and Chief Executive Officer
Ameri Holdings, Inc.
100 Canal Pointe Boulevard, Suite 108
Princeton, NJ 08540

> **Re: Ameri Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 18, 2017**
> **File No. 333-215923**

Dear Mr. Devanur:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2017 letter.

General

1.   We note your response to our prior comment 1. Because you began the offer to present warrantholders of the underlying common stock privately as part of the warrant sale, you must complete it privately. Your revised registration statement may be used for either (1) the resale of the common shares by the present holders, or (2) the issuance of the common shares to subsequent warrant purchasers, but may not register the issuance of the warrants to the present holders. If the warrantholder exercises his warrant, then the registration statement will cover the resale of the underlying common stock. If the warrantholder sells the warrant under this registration statement, then the registration statement will cover the exercise of the warrant by the purchaser. Please revise throughout to remove the exercise of the warrant by current holders.

Description of Business

Our Industry, page 32

2.   It is not clear what you mean when you say that "labor arbitrage is our fundamental differentiator." How does this distinguish your model from the models described?

Strategic Alliances, page 36

3.   Describe the terms of a typical contract with your partner companies.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 41

4.   We note the discussion on page 41 that approximately 60% of the increase in revenues is attributable to acquisition that you made in 2016. Please revise to discuss the specific reasons for the remainder of the significant increase in revenues in fiscal 2016.

Gross Margin, page 41

5.   We note that gross margin decreased significantly in fiscal 2016 as a result of lower margins for professional services and a decrease in project revenues. Please revise to further clarify the reasons for the lower margins on professional services and the change in project revenues. Please also clarify whether the trend in lower margins is expected to impact future operations.

Nonrecurring expenses, page 41

6.   We note your response and revised disclosure related to comment 14. Please revise to remove the reference to non-recurring or explain to us why you believe this heading is accurate. We note that most of these expenses relate to normal and recurring liquidity events (i.e., obtaining a credit facility) and acquisitions.

Liquidity and Capital Resources, page 43

7.   We note that you did not fulfill certain financial covenants contained in your loan agreement with Sterling National Bank as of December 31, 2016 and that the bank agreed to waive your compliance in exchange for the payment of a fee. Please disclose all significant terms of the waiver, including its duration and the amount of the fee. Please also disclose whether you expect to comply with these covenants after the end of the term of the waiver.

Consolidated Financial Statements

Audited Condensed Consolidated Financial Statements of Cash Flows, page F-7

8.   We have reviewed your responses to comments 15 and 16, but the components of your investing cash outflows are still not clear. Please explain to us how your investing cash outflows agree with the amounts in Note 3 on pages F-8 to F-11.

Note 3: Business Combinations, page F-8

9.   We note your response to comment 18. Please revise to provide all the disclosures required by ASC 805-10-50 (including 50-2(h)), 20-50, and 30-50 for each acquisition, including:

- The acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each major class of consideration, in tabular form;
- The contingent consideration disclosure requirements set forth in ASC 805-30-50-1(c); and
- The amount recognized as of the acquisition date for each major class of assets acquired and liabilities assumed and how these amounts were determined. A summary should be provided of the total purchase consideration and the allocation of this consideration to each of the assets and liabilities acquired. Disclosure should also be provided of how any noncash consideration was determined.

10.   Please revise to explain what you mean by the disclosure on page F-8 that the acquisition of DCM has been capitalized by creating an intangible asset of $5.4 million, taking into consideration the projected revenue from the list of acquired customers over a period of three years. Clarify how your accounting treatment complies with ASC 805. This should also be addressed for each of your acquisitions.

11.   Please further clarify your accounting and disclosure related to the Ameri Georgia acquisition. Specifically, your reference to "created an investment" and your purchase price allocation to equity is not clear.

Note 18: Subsequent Events, page F-21

12.   We have reviewed your disclosure in response to comment 6. Please provide all of the applicable disclosures required by ASC 805 related to your acquisition of ATCG. Please also provide the financial statements and pro forma information required by Rule 8-04 and 8-05 of Regulation S-X.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

13.   You cite 4(a)(2) as your exemption from registration for each issuance. Please provide
        addition facts and legal analysis supporting use of the exemption. Also, ensure that you
        have included a discussion of each acquisition involving your issuance of securities in the
        time period called for by the item.

Exhibit 23.1

14.   Please provide consents from the independent accountants for all audit opinions included
        in your registration statement.

        You may contact Michael Fay at 202-551-3812 or Brian Cascio, Branch Chief, at 202-
551-3676 if you have questions regarding comments on the financial statements and related
matters. Please contact me at 202-551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Assistant Director
                                        Amanda Ravitz

cc: Adam W. Finerman, Esq.
        Olshan Frome Wolosky LLP